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                             UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. _____)


                          BENTLEY PHARMACEUTICALS, INC.
   _________________________________________________________________________
                               (Name of Issuer)

                                   COMMON STOCK
   __________________________________________________________________________
                          (Title of Class of Securities)

                                     082657107
                            __________________________
                                  (CUSIP Number)
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                                        13G
CUSIP No. __082657107__
_____________________________________________________________________________
1.   NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

     Renaissance Capital Growth & Income Fund III, Inc.     75-2533518

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.   SOLE VOTING POWER
     297,920 shares
_____________________________________________________________________________
6.   SHARED VOTING POWER
     None
_____________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     297,920 shares
_____________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,920 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.08%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     IV
_____________________________________________________________________________
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ITEM 1.

     a, b.     Bentley Pharmaceuticals, Inc.            ( Company )
               4830 W. Kennedy Blvd., Suite 550
               Tampa, FL 33609-2517

ITEM 2.

     (a)       Name of Person Filing
               Renaissance Capital Growth & Income Fund III, Inc. ( Filer )

     (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210 LB-59
               Dallas, TX 75206-1857

     (c)       Citizenship
               Texas

     (d)       Title of Class of Securities
               Common Stock

     (e)       CUSIP Number
               75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______     Broker or Dealer registered under Section 15 of the Act
     (b) ______     Bank as defined in section 3(a)(6) of the Act
     (c) ______     Insurance Company as defined in section 3(a)(19) of the
                    Act
     (d) __X___     Investment Company registered under section 8 of the
                    Investment Company Act
     (e) ______     Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
     (f) ______     Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund; see section 240.13d-
                    1(b)(1)(ii)(F)
     (g) ______     Parent Holding Company, in accordance with section
                    240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h) ______     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
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Item 4.        Ownership.

     (a)       Amount Beneficially Owned:

        On February 12, 1996, the Company and the Filer entered into a 12% Convertible Debenture Loan Agreement for $800,000 due February 12, 2006, convertible at $2.50 per share. Each Debenture unit contains 1,000 Class A Warrants, each of which allows the Filer to buy one share of the Company at $3.00 per share and will expire in three years. Additionally, the Debenture includes 500 Class B Warrants, exercisable at $5.00 per share and have a five year life.

        From September 20, 1996 through January 27, 1997, the Filer sold the Class A and Class B Warrants and reduced its position in the Company to $744,800.

     (b)       Percent of Class
               8.08%
     (c)       Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:
                    297,920
        (ii)   shared power to vote or to direct the vote:
                    None
        (iii)  sole power to dispose or to direct the disposition of:
                    297,920
        (iv)   shared power to dispose or to direct the disposition of:
                    None

Item 5.        Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not applicable.
Item 9.        Notice of Dissolution of Group.
     Not applicable.
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Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 20, 1998
                              ______________/S/__________________________
                                        Signature

                              Vance M. Arnold, Executive Vice President
                              Renaissance Capital Group, Inc.
                              Investment Advisor
                              ___________________________________________
                                        Name and Title
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